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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers 11 Commercial and 11 Executive Jets in 1Q19

São José dos Campos, SP, Brazil, May 3rd, 2019 – Embraer (NYSE: ERJ; B3: EMBR3;) delivered a total of 22 jets in the first quarter of 2019 (1Q19), of which 11 were commercial aircraft and 11 were executive jets (8 light and 3 large). As of March 31st, the firm order backlog totaled USD 16.0 billion. See details below:

Deliveries by Segment	1Q19

Commercial Aviation	11
EMBRAER 175 (E175)	10
EMBRAER 190-E2 (E190-E2)	1

Executive Aviation	11
Phenom 100	2
Phenom 300	6
Light Jets	8
Legacy 650	1
Legacy 500	2
Large Jets	3

TOTAL	22

In the first quarter, Embraer delivered the first E175 jet to Mauritania Airlines, the first of this model to the African continent. The airline signed a firm order for two E175 jets in 2018. The contract has a value of USD 93.8 million at current list prices.

Embraer also signed, in April, a firm order for 10 E195-E2 jets with Nigeria’s largest airline, Air Peace, which will become the first E-Jets E2 operator in Africa. The contract includes purchase rights for a further 20 E195-E2. With all purchase rights being exercised, the contract has a value of USD 2.12 billion based on current list prices. This order will be included in Embraer’s 2Q19 backlog.

The world’s best-selling light jet for the seventh consecutive year, the Phenom 300 reached the mark of the 500th aircraft delivered, becoming the only business jet model to reach this milestone in the last 10 years. The aircraft is in operation in more than 30 countries and has

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 accumulated more than 780,000 flight hours. This milestone followed the announcement of the first Phenom 300E and Praetor 600 business jet sales to Brazilian customers.

Embraer Defense & Security and its partner Sierra Nevada Corporation (SNC) announced in February a contract for 12 A-29 Super Tucano light attack aircraft to the Nigerian Air Force. This sale was already included in Embraer’s 4Q18 backlog.

In the period, the Brazilian Navy also announced that the Águas Azuis Consortium, formed by thyssenkrupp Marine Systems, Embraer Defense & Security and Atech, was selected for the construction of four defense ships in the Tamandaré Corvettes Class Program (CCT) as preferred bidder.

In the Services & Support segment, Embraer and WDL Aviation GmbH, a German charter business which is part of the Zeitfracht logistics group, signed an agreement for a Flight Hour Pool Program to support the airline’s recently leased fleet of four used E190s. Air Astana, a flag carrier of Kazakhstan, also signed a multiyear agreement for a Flight Hour Pool Program to support the component needs for the airline’s new E2 fleet, Embraer’s second generation of the E-Jets family of commercial aircraft.

Backlog - Commercial Aviation (March 31, 2019)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	5	191	-
E175	773	250	577	196
E190	566	-	559	7
E195	172	-	169	3
190-E2	46	61	5	41
195-E2	112	32	-	112
Total	1.860	348	1.501	359
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @Embraer

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	191	-
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	18	-
NAC / Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	773	577	196
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)*	1	1	-
Air Lease (USA)	8	8	-
Belavia (Belarus)	1	1	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	104	76	28
CIT (USA)	4	4	-
Suzuyo (Japan)	11	10	1
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	26	7
NAC / Aldus (Ireland)	2	-	2
NAC / Jetscape (USA)	4	4	-
KLM (The Netherlands)	17	17	-
Mauritania Airlines (Mauritania)	2	1	1
Mesa (USA)	7	7	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	217	117	100
Royal Jordanian (Jordan)	2	2	-
Skywest (USA)	158	147	11
TRIP (Brazil)	5	5	-
Undisclosed	17	-	17
United Airlines (USA)	90	65	25
* Aircraft delivered by ECC Leasing: one to Air Caraibes	-	-	-

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	566	559	7
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	21	15	6
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	172	169	3
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	4	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	20	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
NAC / Aldus (Ireland)	4	1	3
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	46	5	41
Air Kiribati (Kiribati)	2	-	2
Aircastle (USA)	12	-	12
Aercap (Ireland)	5	2	3
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Helvetic (Switzerland)	12	-	12
Wideroe (Norway)	3	3	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	112	-	112
Aircastle (USA)	13	-	13
Aercap (Ireland)	45	-	45
Azul (Brazil)	51	-	51
Binter Canarias (Spain)	3	-	3

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer